

September 27, 2012

Via E-mail
Mr. David Beling
Chief Executive Officer
Bullfrog Gold Corp.
897 Quail Run Drive
Grand Junction, CO 81505

      Re: **Bullfrog Gold Corp.**
                      Form 10-K for Fiscal Year Ended
                      December 31, 2011
                      Filed February 27, 2012
                      File No. 333-164908

Dear Mr. Beling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ending December 31, 2011

General

1. Please correct your commission file number on the cover of your subsequent periodic and current filings to read 000-54653, which was assigned in conjunction with your filing of the Form 8-A registration statement on April 13, 2012.

Bullfrog Gold Project, page 13

2. We note your description of an exploration plan planned to begin in 2012. Please expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.
- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
- If there is a phased program planned, briefly outline all phases.
- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
- Disclose how the exploration program will be funded.
- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

3. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with any questions you have on the above engineering comments. Please contact me at (202) 551-3795 with any other questions

Sincerely,

/s/ Brian K. Bhandari for

John Reynolds
Assistant Director